Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.:        132-02838)

Date: December 21, 2020

The following is a transcript of a recorded interview relating to the proposed transaction involving Finance of America Equity Capital LLC and Replay Acquisition Corp.

Finance of America Companies

Patti Cook Interview with Jill Wagner

Cheddar, December 21, 2020

Jill: The housing market is seeing a boom with the pandemic as more and more people move out of the cities and head to the suburbs. Now, one end-to-end lending and services platform, Finance of America Companies is announcing plans to go public with the SPAC Replay Acquisition Corp. – Joining us now is Patti Cook, the CEO of Finance of America Companies. Patti, good morning, we’ve seen a really big shift in the housing market because of the pandemic. So what makes now the right time to go public?

Patti: Well, for Finance of America, going public was always on our roadmap, because if you think of a public company you have access to the capital markets, the financial markets, in a way that gives you tremendous flexibility to grow your platform. So as we closed out 2019 and looked to 2020, we believed Finance of America was poised well to go public.

Jill: Let’s talk about just mortgages right now in the real estate market - what do you think is going to be the long-term impact of these record-low mortgage rates?

Patti: Yeah it’s fascinating, right? Almost 85% of the total mortgage market is refinanceable today. It’s, you know, call it $8 trillion. So as long as rates stay low, that is going to continue. Because the mortgage market has limited capacity, maybe we can do $2-3 billion a year. So to work through all that backlog of refis could last a few years, especially if the Fed sticks to their word and continues to keep rates low.

Jill: What are the biggest trends you’re seeing? We mentioned in the intro a lot of people moving out of the cities and into the suburbs, but are you seeing anything else? We know here in New York, we know some companies are thinking “hey, maybe Florida would be a better place to actually be headquartered.” Are you seeing a migration at all?

Patti: Not specifically, but I would say this. If you look at the forecast for the housing market, people like the MBA and Fannie are forecasting growth in the purchase market, because of increased household formation, and I think if you believe as a result of the pandemic, more people will work from home and therefore migrant out of urban areas into more suburban areas, I think you’ll continue to see strong demand for housing.

Jill: How long do you expect mortgage rates to stay at these low levels? The Fed doesn’t seem to have an appetite right now to increase mortgage rates, but at what point do you think they will come back up?

Patti: Jill, it’s impossible to say, right? You could go by if the head of the Fed is telling us they’re going to keep rates low, maybe as long as 2023, like - I’m going to go with it.

Jill: Seems to be a pretty good bet.

Patti: My insight is certainly no better than his.

Jill: Exactly. What makes Finance of America different from other mortgage companies?

Patti: Oh, I love this question, because we were purposely built to be different. And our goal is to generate growing, cycle-resistant earnings. And the way you do that is through diversification. So we have five business segments, three lending, two non-lending. And even if you look at the lending businesses, which is mortgage, reverse mortgage, and commercial investor-owned properties – each one of them are driven by a different tailwind that themselves are uncorrelated. Mortgage it’s low rates, reverse it’s an aging demographic, and for our commercial business it’s aging housing stock. So we love the diversification that that gives us over time. Layer on top of that a fee-for-service business called Incenter, and layer on top of that our unique portfolio management activities, and we’ve got a platform that we believe is differentiated and well-positioned for cycle-resistant growth.

Jill: What are your plans for growth for your company, especially as you go public?

Patti: So the great thing about being public is it gives us the flexibility to grow organically as well as inorganically. And the way we’ll look at growth is we will look at strategic opportunities that continue to enhance what we already do. So we may grow in our existing segments, but it is also likely that over time we’ll add complimentary lending businesses or products that will support the strategic objective of cycle-resistant growth.

Jill: Alright, well speaking of homes, I’ve been admiring your Christmas tree this whole segment, so it looks very cozy back there.

Patti: Thank you!

Jill: Patti Cook, CEO of Finance of America Companies, so great to have you on, really appreciate it.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement of Replay Acquisition that also constitutes a preliminary prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Replay Acquisition’s stockholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Replay Acquisition’s most recent filings with the SEC and in the Form S-4, including the preliminary proxy statement/prospectus filed in connection with the proposed business combination and, when available, the definitive proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America and New Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Replay Acquisition, New Pubco or Finance of America, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.